Exhibit 99.1

LEASE AGREEMENT

THIS INDENTURE OF LEASE, is made this day of June 2000, by and between 63RD AVENUE ASSOCIATES, a Florida general partnership, whose mailing address is 4421 12th Street Court East, Bradenton, FL, USA 34203 (hereinafter referred to as "Lessor"), and SAILTECH YACHTS, INC., a company incorporated under the laws of the State of Nevada, whose mailing address is 6938 Palm Avenue, Burnaby, BC V5J 4M3, Canada (hereinafter referred to as "Lessee").

WITNESSETH:

Lessor, in consideration of the rents to be paid and the covenants and conditions to be performed by Lessee, does hereby lease, devise and let unto the said Lessee, and Lessee does hereby lease and take from Lessor, a portion of the premises, located at 2964 63rd Avenue East, Bradenton, Manatee County, Florida 34203, as more particularly described in Exhibit "A" attached hereto, as depicted on the site plan attached as Exhibit "B" hereto (the "Premises"), upon the following terms and conditions:

ARTICLE 1
TERMS OF LEASE

This Lease shall be for a period of thirty-six months commencing August 1, 2000, and ending June 30, 2003, unless sooner terminated in accordance with the provisions of this Lease.

1.1 Rent. Lessee covenants and agrees to pay to Lessor as rent for the Premises three hundred twenty-four thousand dollars and zero cents ($324,000.00) payable in monthly installments in advance on the first day of the month according to the following schedule:

A. Nine thousand dollars and zero cents ($9,000.00) per month ($4.50 per square foot, NET) subject to the terms of Paragraph 1.4 below.

B. In the event that Lessee continues occupancy of the Premises after the period of this Lease has expired, which tenancy shall be on a monthly basis and can be terminated on thirty (30) days notice by either party unless otherwise agreed in writing, the monthly payments shall be equal to the last monthly payment of the preceding term of the Lease, payable in advance of the first day of the month.

C. Lessor acknowledges receipt of the sum of nine thousand dollars and zero cents ($9,000.00) representing the first month's rental payments to be made hereunder, and, in addition, Lessor acknowledges receipt of the sum of nine thousand dollars and zero cents ($9,000.00) as a security deposit against the breach of any of Lessee's promises or covenants contained herein, and in the event of such breach, Lessor shall have the right to apply such security deposit not to be considered as liquidated damages, and said security deposit, in the event Lessee performs all of its promises and covenants contained herein, shall be returned to the Lessee within 30 days of the expiration of the term of this Lease, or the renewal if the Lease is renewed. Lessor shall not be obligated to pay any interest or any other sums to Lessee for the use of the monies for the security deposit during the period that they are held by the Lessor. Lessor shall not be obligated to segregate such monies in his accounts, and may commingle them with other funds.

1.2 Rental Sales Tax. In addition to the above rent, Lessee hereby agrees to pay to Lessor with each rental payment the sales tax (currently 6% of the rental payments) imposed by the State of Florida on rental payments during the term of this Lease.

1.3 Taxes to be Paid by Lessee. Lessee covenants and agrees to pay its proportionate share of all real estate taxes and assessments imposed on the Premises. Lessee's proportionate share of taxes shall be an amount equal to the product obtained by multiplying the total taxes and assessments imposed on the property in which the Premises forms a part by a fraction, the numerator of which is the rentable square footage of the Premises, and the denominator of which is the total rentable square footage of the property assessed. Lessee shall be entitled to review the Lessor's tax bill prior to any payment of taxes or assessments.

1.4 Adjustment to Basic Monthly Rental for Increase in Cost of Living . On the first anniversary and on each and every year thereafter during the term of this Lease, the monthly rental required under 1. 1.C hereinafter called the "basic monthly rental", shall never be less than as set forth in Paragraph 1.1.C and once increased pursuant to the provisions of this Paragraph, shall never thereafter be decreased. Subject to the foregoing, the basic monthly rental shall be adjusted in the following manner to reflect increases in the cost of living, or 5%, whichever is greater. For purposes of calculating the adjustment of the basic monthly rental due hereunder, reference is made to the Index N o. of Retail Commodity Prices designated as "The Consumer Price Index" -- U.S. City Average, All Items (1982-84=100), prepared by the Bureau of Labor Statistics of the U.S. Department of Labor in which such index numbers are published, hereinafter referred to as the "index". The adjustments to the basic monthly rental shall be determined by multiplying the basic monthly rental as it may have been previously adjusted upward pursuant hereto from time to time, by a fraction, the numerator of which shall be the Index figure indicated for the month immediately preceding the end of the one year term, and the denominator of which shall be the basic standard Index figure of such Index for the month of December immediately preceding this Lease. The product of such multiplication shall be the amount of the monthly rental payments to be made hereunder for the succeeding one-year period until the next computation provided for hereunder shall be made. In the event that the Bureau of Labor Statistics shall change the base period, there shall be substituted for the Index as of the commencement of this Lease, a comparable figure under the new base period as set forth in publications of the Bureau of Labor Statistics. In the event that the U.S. Department of Labor shall discontinue the calculation or publication of said Consumer Price Index, the adjustment of rental thereafter shall be according to the most comparable commodity index or available statistics on the purchasing power of the consumer dollar as published by a U.S. government agency. If there be no Consumer Price Index or comparable successor thereto, and in the event the parties cannot agree upon another selection, then the increase contemplated herein shall be established by arbitration as elsewhere herein provided.

1.5 Option to Renew. Provided and on the condition that this Lease is not previously cancelled by either party, as provided in this Lease, and that Lessee has faithfully complied with and performed all covenants and agreements in this Lease, Lessee shall have the option, if written notice is given to the Lessor at least two (2) months before the expiration of the first thirty-six month term, to renew this Lease for a further term of thirty-six months. The renewal Lease shall be subject to the same terms and conditions as this Lease.

1.6 Option to Purchase. Provided Lessee is not in default of Lessee's obligations hereunder, Lessee shall have the exclusive option (the "Purchase Option") to purchase the property described on Exhibit "A" attached hereto (the "Option Parcel") on the following terms and conditions:

A. Exercise of Option. The Purchase Option shall be exercised, if at all, by delivery by Lessee to Lessor of written notice of such exercise on or before June 30, 2001. If the Purchase Option is not so exercised by such date, the Purchase Option shall thereupon terminate and be of no further effect. In the event the Purchase Option is properly exercised, then Lessor shall sell to Lessee, and Lessee shall purchase from Lessor, the Option Parcel on the terms and conditions set forth herein.

B. Price. If the Purchase Option is exercised before August 1, 2000, the total purchase price of the Option Parcel shall be $1,600,000. If the Purchase Option is exercised on or after August 1, 2000, the total purchase price of the Option Parcel shall increase by $4,000 each month until the time of the exercise.

C. Payment. The total purchase price shall be payable as follows:

(1) Twenty percent, representing an earnest money deposit, shall be paid within fifteen days after exercise of the Purchase Option to Williams, Parker, Harrison, Dietz & Getzen, 200 S. Orange Avenue, Sarasota Florida 34236, as escrow agent.

(2) The balance of the purchase price shall be payable by the execution and delivery to Lessor of Lessee's promissory note (the "Note") bearing interest at the Citibank Prime Rate plus 1.5% per annum, for a term of five years to be amortized over fifteen years, with blended payments of interest and principal made monthly. The Note shall be secured by a purchase money mortgage (the "Mortgage") encumbering the Option Parcel. The Note and Mortgage shall be in the form attached hereto as Exhibit "E."

D. Title Insurance. Within 30 days after exercise of the Purchase Option, Lessee shall obtain a title insurance commitment to issue an A.L.T.A. owner's title insurance policy in the amount of the purchase price from a title insurance company. The title insurance commitment shall show that Lessor can convey to Lessee a marketable fee simple title to the Option Parcel free and clear of all liens and encumbrances, except those which can and shall be discharged by Lessor at or before the date of closing and except for the following items (the "Title Exceptions"):

(1) Real property taxes for the year of closing and subsequent years.

(2) Zoning and other regulatory laws and ordinances affecting the Option Parcel.

(3) Covenants, reservations, easements, and restrictions of record, which shall not unreasonably interfere with use of the Option Parcel as described in this Lease.

(4) Matters arising from acts of Lessee.

Lessee shall have a period of 10 days after receipt of the title insurance commitment within which to examine same and to give notice to Lessor of any objections to items set forth therein. If Lessee does not give such notice within such 10-day period, then the title insurance commitment shall be deemed acceptable to Lessee. In the event Lessee gives such notice of objections to items set forth in the title insurance commitment, and if Lessor cannot or will not discharge such objections within 60 days, then Lessee shall have the sole option either to terminate Lessee's exercise of the Purchase Option and receive a return of the earnest money deposit or accept title to the Option Parcel subject to the matters to which Lessee has made objection.

E. Survey. Upon exercise of the Purchase Option, Lessee may obtain a current boundary survey of the Option Parcel at Lessee's expense. The survey shall be undertaken by a licensed Florida land surveyor and shall comply with the provisions of Chapter 61G17-6, Florida Administrative Code, applicable to a land survey. If the survey shows any violation of restrictions or governmental. zoning regulations, any easements not acceptable to Lessee, any encroachments or overlaps, or evidence of any rights or claims of third parties to any portion of the Option Parcel or the use thereof, such matters shall be deemed a defect in title and treated as other defects in title under the provisions of this Paragraph 1.6.

F. Closing. The sale and purchase of the Option Parcel shall be closed within 60 days following the exercise of the Purchase Option or, if later, 10 days following the curing of any matters to which Lessee has objected pursuant to Paragraph 1.6D and E. At closing, upon receipt of the purchase price, Lessor shall execute and deliver to Lessee a recordable general warranty deed conveying a marketable fee simple title to the Option Parcel, subject only to governmental regulations; easements, restrictions, and reservations of record; and real estate taxes for the year of closing and subsequent years. In addition to the general warranty deed, Lessor shall execute and deliver to Lessee at closing an affidavit establishing facts sufficient to permit the issuance of a title insurance policy to Lessee without exception for rights of persons in possession, other than existing tenants, construction liens, or adverse matters recorded between the effective date of the title insurance commitment and the time of recording the deed. Possession of the Option Parcel shall be delivered to Lessee as owner thereof upon closing and payment of the purchase price.

G. Taxes. Current year taxes shall be prorated as of the closing date based on the discounted tax rate. In the event the current year tax amount is not then available, the taxes shall be prorated based upon the previous year's tax bill, adjusted in accordance with any known changes. In the event the actual taxes are different from the taxes so computed, either party may request that the taxes be prorated in accordance with the actual tax amount. Any special assessments or public improvement liens levied, certified, or perfected against the Option Parcel by any governmental authority on or before the date of closing shall be paid by Seller. The provisions of this Paragraph 1.6G shall survive the closing.

H. Closing Costs. Lessor shall pay the cost of the documentary tax on the deed and recording the mortgage. Lessee shall pay the costs of the title insurance, survey, recording the deed, and the Florida documentary and intangibles taxes on the Note and Mortgage. Each party shall be responsible for paying its own attorney's fees.

I. Rent. All rent and other income (and any applicable tax thereon) under the existing leases of property situated on the Option Parcel shall be prorated as of the closing date. If any rent is delinquent as of the closing date, such delinquent rent shall remain the property of Lessor, and no proration with respect thereto shall be made at closing. Lessee shall have no obligation to take any action to collect such delinquent rent. All other rent payments received by Lessee after closing shall belong solely to Lessee. The provisions of this Paragraph 1.6.1 shall survive the closing.

J. Default. In the event of a default by Lessee in the performance of Lessee's obligations under the terms of this Paragraph 1.6, Lessor shall, as Lessor's sole remedy, terminate the Purchase Option and retain the earnest money deposit in lieu of all other damages, actual or consequential, in which event this Lease shall be of no further effect. Lessor waives any right to seek the remedy of specific performance. In the event of a default by Lessor in the performance of Lessor's obligations under the terms of this Paragraph 1.6, Lessee shall be entitled to such remedies as may be provided by Florida law.

1.7 Additional Rental Space. Lessee shall have the option to lease additional rentable space from Lessor located adjacent to the Premises as more particularly described in Exhibit "D" attached hereto (the "Additional Space"). Lessee shall exercise such option be delivering written notice to Lessor within thirty (30) days of receiving notice from Lessor that the Additional Space is available for lease. The term for the Additional Space shall commence on the date Lessor is able to deliver possession thereof to Lessee and shall terminate on the termination date of this Lease. The rental payment for the Additional Space shall be $ per square foot. Lessor shall use reasonable diligence to make such additional space available to Lessee within 12 months of the commencement of this Lease. Unless specifically provided herein, all other terms and conditions of this Lease shall apply to the Additional Space.

ARTICLE 2
IMPROVEMENTS AND MAINTENANCE

2.1 Maintenance, Care and Repair. Subject to Exhibit "D" hereto (which forms a part of this agreement), Lessee hereby accepts the Premises in the conditions they are in at the beginning of this Lease and agrees to maintain the Premises in the same general condition, order and repair as they are in at the commencement of said term, excepting only reasonable wear and tear arising from the use thereof, and to make all necessary and appropriate repairs promptly at its expense for any damage to water or plumbing apparatus, electrical lights, or any fixtures, appliances or appurtenances located within the Premises. Lessor or their agents shall have the right to enter the Premises during all reasonable hours to examine the same. Lessee further covenants and agrees to keep the Premises at all times during the term of this Lease in a safe condition and in good repair and order, and further covenants and agrees to use all reasonable precautions to prevent waste, damage, or injury.

Lessee hereby agrees to maintain all exterior portions of the building on the Premises in substantially the same condition it was in at the beginning of this Lease, and agrees to maintain the said Premises, including the roof and exterior walls, and plumbing electrical and other fixtures up to the point where they connect with exterior wall or foundation of the building, in the same general condition, order and repair as they were at the commencement of the term of this Lease, excepting only reasonable wear and tear.

2.2 Improvements and Alterations. The Lessor agrees that Lessee may make, at its own expense, minor or non-structural alterations, repairs, replacements or additions to the interior of the building on the Premises provided:

A. Any such alterations, repairs, replacement or additions shall not lessen the value of the said building as it shall be at the commencement of this Lease; and

B. The Lessee will perform such alterations, repairs, replacements or additions in accordance with the statutes, ordinances, rules and regulations and order of all public or quasi-public authorities having jurisdiction thereof and in accordance with the rules and regulations of the local board of fire insurance underwriters; and

C. At all reasonable times during the progress of such construction work, Lessor or persons authorized by Lessor shall have the right to go upon the Premises for the purpose of inspecting the construction work then in progress.

D. Lessee shall at the expiration of the term of the Lease, and at his expense, remove any partitions constructed by Lessee only upon request by Landlord, and in the event Lessor requests the removal of partitions construction by Lessee he must at his expense make any repairs necessary to correct damage caused by the installation or removal of any said partitions.

Lessee covenants and agrees with the Lessor that the Lessee shall not make any material additions or alterations or structural changes in or about the Premises, without first submitting plans and specifications thereof to the Lessor and obtaining such written consent and approval of the Lessor. Upon obtaining such written approval, Lessee may make such additions or alterations at his sole cost and expense, and providing that such additions or alterations do not damage the building or endanger its support or stability. Such additions, alterations or improvements (except trade fixtures, machinery and portable type air conditioning units), put in at the expense of Lessee as aforesaid, shall be and become a part of the Premises and shall remain upon and be surrendered with the Premises at the termination of this Lease, as the property of the Lessor.

Lessee shall not suffer or permit any mechanic's or materialmen's liens on the subject premises as a result of such additions or alterations or improvement and shall save and hold the Landlord harmless in connection therewith. in the event of any claim of lien being filed, Lessee shall immediately cause same to be removed to a bond in accordance with the Mechanics' Lien Law of the State of Florida, and in the event of Lessee's failure to so bond such lien within ten (10) days after the filing of the same, Lessor shall have the right to so do in the place and stead of Lessee and add the cost of such bond to the rental. The posting of such bond by Lessor shall not be considered as a waiver by Lessor of Lessee's default hereunder.

2.3 Fences. No fences may be erected on the Premises without the Lessor's prior written approval unless the location, type, height, and quality of the fencing is specifically authorized in writing by Lessor.

2.4 Late Payment of Rent. If any installment of fixed or additional rent is not paid within ten (10) days after notice that the same was due, it shall bear interest from the due date at the Citibank Prime Rate, as it may be adjusted from time to time, plus two (2) percent per annum, but in no event more that the maximum rate of interest allowed by law, the payment of which shall be additional rent.

ARTICLE 3
UTILITIES

3.1 Lessee shall pay for all utilities, including, without limitation thereof, water, electricity, gas, and other fuels consumed or incurred on the Premises during the term hereof, or any holding over hereunder, and Lessor shall not be responsible for any failure or suspension of service thereon. Lessee agrees that no use shall be made of the Premises which will increase existing rates of insurance upon the building upon the Premises, or cause the cancellation of any insurance policy covering the Premises or any part hereof and in the event the existing rate of insurance on such building is increased due to the use of the Premises by the Lessee, Lessor shall have the right to charge to the Lessee the amount of such increase and receive payment of the same, together with the next monthly installment of rent coming due. Lessee further agrees that he shall not sell or permit to be kept, used or sold in or about the Premises, any articles which may be prohibited by standard form of fire insurance policies.

ARTICLE 4
INDEMNITY AND INSURANCE

4.1 Liability and Insurance. Lessee hereby covenants and agrees to hold Lessor harmless from all claims, damages, suits or causes of action resulting from injury to persons or property and arising thereon out of the use, occupancy or condition of the Premises; and to carry, maintain and deposit proof with the Lessor of public liability insurance in form and with a company satisfactory to Lessor, insuring Lessor as their interest may appear, against liability in an amount not less than $300,000.00 combined single limit for bodily injury and property damage per occurrence. Lessee shall provide Lessor copy of said liability insurance immediately upon procuring the same.

4.2 Fire Insurance. It is understood and agreed that Lessor is not required to carry fire or extended coverage insurance on the Premises, and that Lessor shall not be liable for any loss or damage to Lessee by reason of fire or other casualty.

ARTICLE 5
USE OF PREMISES

5.1 Use of Premises. It is understood and agreed that the Premises leased hereby are to be used by the Lessee for the purpose of aluminum yacht manufacturing (no fiberglass) and all activities incidental thereto or connected therewith. The Premises may not be used for any other purpose or purposes without first obtaining the prior written consent of Lessor, such consent, however, not to be unreasonably withheld. Lessee further agrees that Lessee will not use said Premises, or permit the same to be used for any unlawful, immoral, obnoxious or offensive business or practice.

ARTICLE 6
COMMON AREAS AND PARKING

6.1 Use of Common Areas. Lessee shall have a non-exclusive right, in common with other tenants of Lessor and with customers, employees, service personnel and clients of other tenants of Lessor to use the driveways, parking areas and other portions of the Lessor's property at 2920 63rd Avenue East not leased to Lessee or used exclusively by Lessor. Without limiting the foregoing, Lessor hereby grants Lessee the non-exclusive right to use all driveways and travelways for ingress and egress to the Premises from 63 rd Avenue East. It is understood and agreed by Lessor and Lessee that Lessee shall be entitled to a maximum of - parking spaces in said common area, which Lessor may mark and designate for the exclusive use of Lessee. Lessor further reserves the right to make and establish reasonable regulations for the use of said common areas, which shall be binding upon Lessee.

ARTICLE 7
DESTRUCTION OF PREMISES

7.1 Destruction of Premises. In the event the Premises shall be destroyed or so damaged by fire or other casualty during the life of this Agreement, whereby the same shall be rendered untenantable then Lessor shall have the right to render said Premises tenantable by repairs commenced within sixty (60) days from the occurrence of said casualty. During such period of time as the Premises shall be untenantable, Lessee shall not be obligated to pay the rent or other charges to Lessor as provided herein. If the Premises are not rendered tenantable within sixty (60) days from the date of such damage or destruction, it shall be optional with either party hereto to cancel this Lease and in the event of such cancellation, the rental shall be paid only to the day of such fire or other casualty and thereupon any prepaid rent shall be returned to Lessee.

7.2 Cancellation. The cancellation mentioned herein shall be evidenced in writing. Lessor shall notify Lessee in writing within thirty (30) days after such damage or destruction of the Premises as to whether Lessor shall make the Premises tenantable commencing within sixty (60) days from the occurrence of such damage or destruction, and, if Lessor shall indicate that they will not make such premises tenantable, Lessee may cancel this Lease.

7.3 Damages to Property. All personal property, fixtures and equipment placed or moved into or on the Premises shall be at the risk of Lessee or the owners thereof and Lessor shall not be liable for any damage to said personal property.

ARTICLE 8
SUBLEASING

8.1 Sublease, Assignment. It is mutually covenanted and agreed that Lessee may not sublease, sublet or assign all or any part of the Premises except with the written permission and consent of Lessor, which shall not be unreasonably withheld, delayed, or conditioned, and any such subleasing or assignment, even with the approval of Lessor, shall not relieve Lessee from liability for the payment of the rental herein provided or from their obligations to keep, perform and be bound by the terms, conditions and covenants of this Agreement. The acceptance of rent by Lessor from any other person shall not be deemed to be a waiver of any of the provisions of this paragraph, or be deemed a consent to the subletting or assignment of the Premises. Notwithstanding the foregoing, Lessee may, upon notice to Lessor, but without obtaining Lessor's consent, assign this Lease or sublease all or any part of the Premises to a wholly-owned subsidiary of Lessee, the parent of Lessee, an entity affiliated or under common control with Lessee, or any entity into or with which Lessee may be merged or consolidated.

ARTICLE 9
DEFAULT AND BREACH

9.1 Default. The prompt payment of the rent for the Premises leased upon the date named and the faithful observance of the rules, requirements, covenants and conditions of this Lease, which are hereby made a part of the covenants, are the conditions upon which this Lease is made. Any failure upon the part of the Lessee to comply with the terms and conditions of this Lease shall, at the option of the Lessor, be a default of this Lease and all of the rights of the defaulting party hereunder. In addition, either the appointment of a receiver to take possession of all, substantially all, of the Lessee's property; or a general assignment of Lessee for the benefit of creditors; or any action taken or suffered by Lessee under any insolvency or bankruptcy act shall also constitute a breach of this Lease by the Lessee. Upon default by Lessee, Lessor or their agents or attorneys shall have, at their option, the right to:

A. Treat the Lease as terminated and resume possession of the premises, having immediate right of re-entry and may remove all persons and property from the Premises, and may store such property in a public warehouse or elsewhere at the cost of and for the account of the Lessee; or

B. Lessor may re-take possession of the premises for the account of the Lessee and re-let the premises, or any part thereof, for such term or terms and at such rental and upon such other terms and conditions as the Lessor may deem advisable, in which event the rents received by the Lessor from re-letting shall be applied first to the payment of such expense as the Lessor may be put to in re-entering, and then to the payment of the rent due under this Lease, the balance, if any, shall be paid over to the Lessee, who shall remain liable for any deficiency; or

C. Lessor may stand by and do nothing and shall have the right to sue the Lessee as each installment of rent matures.

Before either party shall be entitled to declare a default of this Lease for the breach of any covenant herein contained, other than the covenant for prompt payment of rent, the party asserting such default shall first send to the defaulting party a written notice specifying the covenant that has been breached and demanding that such breach be remedied or remedy provided for within thirty (30) days from the receipt of the written notice. The defaulting party shall have thirty (30) days from the receipt of such notice within which to remedy or provide for the remedy of such default or breach.

9.2 Costs of Enforcing Lease. The parties hereto agree that in the event of an action brought by any party to this Lease to enforce the terms hereof or declare rights hereunder, the prevailing party in any such action shall be entitled to recover its reasonable attorneys' fees, court costs, and other expenses.

9.3 Delivery of Notice. All written notices required or permitted hereunder shall be deemed effective and duly given:

A. When personally delivered;

B. When sent by telephone facsimile (the sender shall also send a hard copy following the facsimile);

C. One day after depositing in the custody of a nationally recognized receipted overnight delivery service; or

D. Two days after posting in the United States first class, registered, or certified mail; and, sent or delivered to the following address:

Lessor:	63rd Avenue Associates 44231 12th Street Court East Bradenton, FL 34203 Fax No.:____________________
Lessee:	Sailtech Yachts, Inc. 6938 Palm Avenue Burnaby, BC VSJ 4MB, Canada Fax No.:____________________
with a copy to:	Williams, Parker, Harrison, Dietz & Getzen Attention: William G. Schlotthauer 200 South Orange Avenue Sarasota, Florida 34236 Fax No.(941) 366-3906

9.4 Cumulative Rights. Rights of the Lessor hereunder shall be cumulative, and failure on the part of Lessor to exercise promptly any rights given hereunder shall not operate to forfeit any of said rights, provided the default of the Lessee has not been remedied at such time.

9.5 Failure to Pay Rent or Charge Shall Constitute Lien. It is further understood and agreed between the parties hereto that failure on the part of Lessee to make any payment of rent or other charge when due shall immediately vest in Lessor a lien on property of Lessee located on the Premises as security for payment of such rent and charges.

ARTICLE 10

GENERAL

10.1 Compliance with Laws. Lessee warrants and represents to Lessor that it shall use the Premises in pursuance with all laws and ordinances now or hereinafter applicable, and shall comply with all laws relating to health, nuisance and fire, so far as the Premises are or may be concerned, and to abide by the reasonable directions and requirements of insurance companies carrying insurance on the Premises.

10.2 Survey and Condition. The Premises are leased subject to any and all conditions that any accurate survey may disclose, and Lessee represents that he has examined and know the condition of said Premises, and no representations as to the condition or repair thereof have been made by Lessee, nor any of their agents, prior to or at the execution of this Lease.

10.3 Subordination. Lessee covenants, acknowledges and agrees that this Lease shall be subordinate at all time to the lien of the mortgages, if any, now encumbering the Premises, and to any renewal or extension of said mortgages. This Lease shall be further subjected and subordinate at all times to the lien of all mortgages, which at any time hereafter may be made a first or consolidated lien upon the Premises. Lessee further agrees to subordinate this Lease to any further mortgage procured by Lessor on the Premises. Lessor, however, shall exercise its best efforts to arrange with the holder of any such underlying mortgage for an agreement that if, by dispossess, foreclosure, or otherwise such mortgagee, or any successor in interest, comes into possession of the Premises, becomes the owner of the Premises, or takes of the rights of Lessor in the Premises, it will not disturb the possession, use, or enjoyment of the Premises by Lessee, its successors or assigns, or disaffirm this Lease or Lessee's rights or estate hereunder, so long as all of Lessee's obligations are fully performed in accordance with the terms of this Lease.

10.4 Entry Upon Premises. The Lessee agrees that the Lessor may at reasonable time or times during the business hours of the Lessee, enter upon the Premises for the purpose of inspecting the same, or to make necessary repairs. The Lessee agrees to permit the Lessor, within 60 days of the termination of this Lease, to place in one or more conspicuous placed upon the exterior of the Premises signs and advertising the Premises "For Sale" and "To Let", provided that said signs shall not obstruct the windows of or entranced to the Premises or otherwise interfere with the operation of the Lessee's business. Lessee further agrees to allow the Lessor to enter upon the Premises at all reasonable times for the purpose of showing the Premises to prospective future lessees or purchasers and for the purpose of installing or servicing electrical wiring, telephone, or other type cable which must cross the Premises for the purpose of rendering service to adjacent premises.

10.5 Nuisance. Lessee warrants and represents to Lessor that it shall not permit or suffer any notice, disturbance, or nuisance whatsoever on the Premises detrimental to the same or annoying to other occupants of the Lessor's remaining property.

10.6 Entire Agreement. It is understood and agreed between the parties hereto that this agreement contains the entire agreement between the parties, and no oral agreements, or representations shall be binding upon them. It is understood and agreed between the parties that the terms and conditions hereof may be changed, altered or varied only by an instrument in writing and signed by the parties hereto.

10.7 Broker. Lessor and Lessee each represent to the other that they have not entered into any agreement or incurred any obligation in connection with this transaction which might result in the obligation to pay a brokerage commission to any other broker than _____________. Lessor shall pay all fees and commissions due to such broker in connection with this transaction. Each party shall indemnify and hold the other party harmless from and against any claim or demand by any broker or other person for bringing about this Lease who claims to have dealt with such indemnifying party, including all expenses incurred in defending any such claim or demand.

10.8 Memorandum of Agreement. Lessor and Lessee shall execute a Memorandum of this Agreement in a form acceptable to both Lessor and Lessee which shall be recorded in the Public Records of Manatee County, Florida. Lessee shall pay the cost of recording such Memorandum.

10.9 Scope. This agreement shall inure to the benefit of and be binding upon the parties, their legal representative, heirs, successors and assigns.

10.10 Proper Law. This agreement will be governed under the laws of the State of Florida.

IN WITNESS WHEREOF, the parties hereto set their hands and seals the day of and year first above written:

Witnesses: _______________________ _______________________	63rd AVENUE ASSOCIATES, a Florida partnership By:____________________________ Its: ____________________________

_______________________ _______________________	SAILTECH YACHTS, INC., a Nevada corporation By: ___________________________ Its: ____________________________

ADDENDUM TO LEASE AGREEMENT

This amendment dated ________________ , 2001 shall increase the monthly rental payment as stated in the Lease Agreement dated 20th Day of June 2000 between 63rd Avenue Associates, whose address is 4413 12th Street Court East, Bradenton, Florida 34203, hereinafter referred to collectively as "LESSOR", and SailTech, Inc., whose address is 2964 63rd Avenue East, Bradenton, hereinafter referred to as "LESSEE".

As of August 1st 2001, the Lessee shall have possession of the additional 8,000 square feet of warehouse space known as 2920 63rd Avenue East. Lessee shall pay the additional monthly rental payment to match the per square foot price of the existing lease.

As stated in item 10.6 in the aforesaid Lease Agreement dated 06/20/2000, this Amendment shall not effect any portion of the Lease Agreement other than those stated previously.

IN WITNESS WHEREOF, the parties hereto set their hands and seals the day of and year first above written.

Witnesses: _______________________ _______________________	63rd AVENUE ASSOCIATES, a Florida partnership By:____________________________ Its: ____________________________

_______________________ _______________________	SAILTECH YACHTS, INC., a Nevada corporation By: ___________________________ Its: ____________________________

SAILTECH INTERNATIONAL, INC.

DISCLOSURE SCHEDULE

This Disclosure Schedule is hereby provided by Sailtech International, Inc., SailTech Design, Inc. (Florida), Sailtech Design, Inc. (British Columbia), Gunter Richtler and W. Barry Girling pursuant to a certain Stock Purchase Agreement executed on August 31, 2001 by Phillips Family Limited Partnership ("Investor"), a South Dakota limited partnership; Carey M. Phillips ("Phillips"), an Iowa resident and the general partner of Investor; SailTech International, Inc., (the "Company) a Nevada corporation; SailTech Design, Inc., a Florida corporation, and SailTech Design, Inc., a British Columbia corporation, both direct or indirect subsidiaries of the Company (together, the "Subsidiaries" and, individually, a "Subsidiary"); and Gunter Richtler and W. Barry Girling (together, the "Managing Shareholders"). The Company, the Subsidiaries and the Managing Shareholders hereby represent:

1. Capital Structure. The authorized capital stock of the Company consists of:

(a) 50,000,000 shares of Common Stock of which 9,961,035 are issued and outstanding and all of which are owned by record and beneficially by the Shareholders and other shareholders whose names, mailing addresses, and respective share ownership are set forth in Schedule A to this Disclosure Schedule; and

(b) 1,000,000 shares of Preferred Stock, $0.01 par value none of which is issued and outstanding.

2. Ownership Interest in Other Entities. The Company does not beneficially own and has never beneficially owned any capital stock, membership interest, partnership interest, or other ownership interest in any person other than the Subsidiaries. Further, neither of the Subsidiaries owns or has ever owned a direct or indirect interest in any capital stock, membership interest, partnership interest, or other ownership interest in any person.

3. Real Property. The Company's offices located at 2964 63rd Avenue East, Bradenton, Florida 34203, and subject to a lease dated 06/20/00 between the Company and 63 rd Avenue Associates, constitutes the only lease, sublease, or agreement under which the Company or any of the Subsidiaries has any interest in real estate. A certificate of occupancy has been issued with respect to the Property without any special conditions or restrictions.

4. Proprietary Right . Schedule B to this Disclosure Schedule sets forth a complete list of all trade names, corporate names, fictitious names, domain names, web sites and web pages, Internet e-mail addresses, and unregistered trademarks and service marks owned or used by the Company or any of the Subsidiaries.

5. Use of Licenses. The Company and the Subsidiaries own all right, title, and interest in and to, or have a valid and enforceable license to use, all the Proprietary Rights necessary for the operation of the Business, subject to no Liens; (b) the loss or expiration of any Proprietary Right is not pending or reasonably foreseeable by the Company, either of the Subsidiaries, or any of the Managing Shareholders; (c) no claims have been made against the Company, or either of the Subsidiaries that assert the misuse, invalidity, or unenforceability of any Proprietary Rights, and there are no grounds for any claim; (d) neither the Company nor either of the Subsidiaries has infringed, misappropriated, or otherwise violated the intellectual property rights of any third party, and the continued and planned conduct of the Business will not infringe, misappropriate, or otherwise violate the intellectual property rights of any third party; (e) none of the Company, the Subsidiaries, or the Managing Shareholders has received any written notices of, and there are not any facts that indicate a likelihood of, any infringement, misappropriation, or other violation of the intellectual property rights of any third party (including any demand or request that the Company or either of the Subsidiaries cease using any intellectual property rights or license any intellectual property rights from any third party); (f) neither the Company nor either of the Subsidiaries is in breach of any license or other grant of rights with respect to the Proprietary Rights; (g) no third party has interfered with, infringed on, misappropriated, or otherwise come into conflict with any of the Proprietary Rights; (h) the Company and the Subsidiaries have taken all necessary actions to maintain and protect the Proprietary Rights that they own, use and will continue to maintain and protect the registered, applied for, or material Proprietary Rights so as to not adversely affect the validity or enforceability of them; (i) to the knowledge of the Company, the Subsidiaries, and the Managing Shareholders, the owners of any Proprietary Rights that are licensed to the Company or either of the Subsidiaries have taken all necessary actions to maintain and protect the Proprietary Rights that are the subject of those licenses; and 0) the Transactions will not have any adverse effect on the Company's or either of the Subsidiaries' right, title, and interest in and to the Proprietary Rights.

6. Insurance. The assets of the Company located at 2964 63rd Avenue East, Bradenton, Florida 34203, are insured against loss or damage by fire and other risks. A copy of the Company's insurance policy is set out in Schedule C to this Disclosure Schedule.

7. Suppliers and Customers. Attached as Schedule D to this Disclosure Schedule is a list of all material suppliers to the Company.

8. Product Warranties, Guarantees and Return Policies. The Company has no express product warranties, guarantees, return policies, service warranties, or service policies.

9. Governmental Authorizations. The Company and the Subsidiaries require no Governmental Authorizations to own their respective assets, to use their facilities, and to conduct the Business.

10. Restrictive Contracts. Neither the Company nor any of the Subsidiaries is a party to, or a participant in, any oral or written agreement, commitment, or arrangement that involves any of the following:

(a) a restraint, restriction, or limitation on trade or competition by the Company or a Subsidiary;

(b) the voting or purchase of its capital stock, whether by proxy, voting trust, or a shareholder agreement;

(c) the sale or purchase by the Company or a Subsidiary of any of its entire requirements for, or its entire output of, any goods or services;

(d) the sale, lease, or purchase of any real or personal property by the Company or a Subsidiary to or from another person (except for the sale of inventory in the usual and ordinary course of business);

(e) a loan or other financing agreement or a guarantee, indemnity, or suretyship (including serving as an accommodation party) with respect to any obligation or indebtedness of the Company or a Subsidiary; or

(f) a license or assignment agreement relating to the use of a patent, copyright, trademark, trade secret, or other technical or proprietary information by the Company or a Subsidiary and involving the payment of any royalties or other fees.

Neither the Company nor either of the Subsidiaries has granted to any person a power of attorney for any purpose.

11. Compliance with Laws. The Company and each of the Subsidiaries are operating and have operated in compliance in all respects with all laws, rules, regulations, and order applicable to them and the Business. Each offer and sale of securities made by the Company and each subsidiary has been made in full compliance with all applicable laws. No fraud or other claim has been made against the Company, any Subsidiary, or any of their respective predecessors, officers, directors, shareholders, or agents.

12. Previous Securities Offers. Attached as Schedule E to this Disclosure Schedule is a listing of all previous securities offers and sales by the Company, each Subsidiary and each of their predecessors.

13. Financial Records and Statements. The Company's and each Subsidiary's books of account and financial records are accurate and complete in all material respects and have been maintained in accordance with good business practices, and every material transaction affecting the Business has been recorded in them. The Company Financial Statements fairly and accurately represent the financial position, results of operations, and cash flows from operating, investing, and financing activities of the Company and the Subsidiaries as of the dates and for the periods disclosed.

14. Absence of Undisclosed Liabilities. Except for liabilities, obligations, and financial contingencies accrued, reflected, reserved, or disclosed in the Company Financial Statements, and any others that in the aggregate do not exceed $10,000 and were incurred in the usual and ordinary course of business since April 30, 2001, the Company and the Subsidiaries do not have any liabilities, obligations, or indebtedness of any nature whatsoever (whether absolute, accrued, direct, indirect, perfected, inchoate, unliquidated or otherwise, and whether due or to become due) or a financial contingency that consists of a direct or indirect liability, obligation, or indebtedness that will arise on the occurrence of an event, condition, circumstance, or act or omission of another person, including any of the following:

(a) agreements to purchase, repurchase, or otherwise acquire any liability, obligation, or indebtedness or any collateral therefor;

(b) asserted claims, legal proceedings, administrative proceeds, and other "loss contingencies," as determined pursuant to Statement of Financial Accounting Standards No. 5;

(c) an agreement for the purchase of materials, supplies, or other property that requires payment regardless of whether the materials, supplies, or other property are delivered or tendered to the purchaser;

(d) a liability, obligation, or indebtedness of another person that the Company or a Subsidiary has assumed, indorsed, guaranteed, or become a surety, accommodation party, or responsible in any other way for, except for guarantees and indorsement made in connection with the deposit of items for collection in the ordinary course of business; and

(e) agreements to fund any deficiency, to protect any obligee against loss, to provide funds for the repayment of any liability, obligation, or indebtedness of another person, to keep well or maintain the solvency of any business organization, or to maintain the level of any particular asset, liability, or item of income of any business organization.

15. Tax Returns. The Company and the Subsidiaries have filed with the proper governmental authorities all Tax Returns required by law, except with respect to tax periods for which the applicable statute of limitations (including any waiver or extensions) has expired and:

(a) all the Tax Returns have been prepared in compliance with all applicable laws and are true and accurate in all material respects;

(b) no basis exists for any taxing authority to claim or assess any additional Taxes against the Company or either of the Subsidiaries for any period;

(c) neither the Company nor either of the Subsidiaries has filed or been included in a combined, consolidated, or unitary income Tax Return, other than consolidated Tax Returns filed by the Company;

(d) neither the Company nor either of Subsidiaries has made any Tax election that reasonably could be expected to result in Investor being liable for any Tax as a result of the Transactions;

(e) no unpaid Tax deficiency has been assessed or is known by the Company, either of the Subsidiaries, or any of the Managing Shareholders to be proposed against the Company or either of the Subsidiaries by any taxing authority;

(f) all Taxes reported on those Tax Returns have been fully paid and no Tax Liens exist or are pending against the Company, either of the Subsidiaries, or any of their respective assets, other than Liens for Taxes not yet due and payable;

(g) agreement for the extension of time or waiver of any statute of limitation has been given and is in effect with respect to the payment or assessment of any Tax by or against the Company or either of the Subsidiaries;

(h) the Tax Returns of the Company and the Subsidiaries have never been audited by any taxing authority, and an audit of any Tax Return of the Company or a Subsidiary by any taxing authority is not pending, in progress, or, threatened;

(i) neither the Company nor either of the Subsidiaries is a party to or bound by any Tax allocation or Tax sharing agreement, and the Company and the Subsidiaries do not have any current or potential obligation to indemnify any other person with respect to Taxes;

(j) the accruals on the Company Financial Statements for deferred Taxes and Taxes currently payable were accrued in accordance with generally accepted accounting principles and accurately reflect, as of their stated dates, all unpaid Taxes of the Company and the Subsidiaries, whether or not disputed; and

(k) except for the State of Florida, the Company and the Subsidiaries have not filed any Tax Returns that are based on the assets or income of the Company or the Subsidiaries with any state of the United States of America and has never been required to file a Tax Return in any other state.

All Taxes that are payable by the Company or either of the Subsidiaries, attributable to Tax periods (or portions thereof) ending on or before the Closing Date, and are not due and payable until after the Closing Date are reflected as a liability on the Company Financial Statements or the books of account of the Company and the Subsidiaries. The Company has listed in the Disclosure Schedule and provided to Investor copies of all Tax Returns filed by the Company and the Subsidiaries since January 1, 1996, including all supporting schedules and statements.

The Company and each of the Subsidiaries have collected and remitted to the appropriate governmental authorities all sales and use or similar Taxes required to be collected on or before the Closing Date and furnished properly completed exemption certificates for all exempt transactions. The Company and each of the Subsidiaries have maintained and have in their possession all records, supporting documents, and exemption certificates required by applicable sales and use Tax laws to be retained in connection with the collection and remittance of sales and use Taxes for all periods through the Closing Date.

16. Officers, Directors, Employees. Schedule F to this Disclosure Schedule contains a list of all officers, directors, full-time employees, part-time employees, and other employees of the Company and each of the subsidiaries. Additionally, copies of all employment agreements are attached to Schedule F.

17. Employee Benefit Plans. The Company, nor either of its Subsidiaries, has entered into any Benefit or Retirement Plan with any of its officers, directors, employees or contractors.

18. Stock Option Plans. The Company has adopted a 2001 Stock Option Plan a copy of which is attached as Schedule G to this Disclosure Schedule.

19. Environmental Matters.

(a) Neither the Company nor either of the Subsidiaries is in violation of any Environmental Law or has any liability, obligation, or financial contingency of any kind arising under any Environmental Law;

(b) The operations of the Company, the Subsidiaries, and each of their predecessors are and always have been in full compliance with all applicable conditions, standards, limitations, restrictions, prohibitions, requirements, and obligations of all Environmental Laws and any related orders of any court or governmental body;

(c) All of the operations of the Company and the Subsidiaries and all the improvements on the Property have been constructed and operated in accordance with the representations and conditions made or set forth in each of the Governmental Authorizations or in the applications for the Governmental Authorizations;

(d) Neither the Company nor either of the Subsidiaries has received any formal or informal notification or other communication from any governmental authority or other person that it allegedly is a contributor to, or a potentially responsible party in connection with, any facility or property at or to which any Hazardous Material was used, stored, emitted, handled, treated, released, disposed, generated, processed, discharged, transported, or manufactured and the Property, the improvements on the Property, and any property formerly owned or used by the Company, either of the Subsidiaries, or any predecessor of the Company or a Subsidiary have not been subject to investigation by any governmental authority evaluating the need to investigate or undertake any remedial action on the property;

(e) None of the Company, the Subsidiaries, or the Managing Shareholders has received from any governmental authority, private land owner, or other person, or has any notice, complaint, knowledge, warning letter, or consent order relating to, the following: (i) an actual or potential violation of any Environmental Law with respect to the operation of the Business or any property owned or used or family owned or used by the Company, a Subsidiary, or a predecessor of the Company or a Subsidiary; or (ii) any actual or threatened obligation to bear any costs, losses, expenses, liabilities, or damages arising under any Environmental Law;

(f) Neither the Company nor either of the Subsidiaries is or has been a party to any Proceeding involving allegations of (i) a violation of any Environmental Law, (ii) the release of any Hazardous Material into the environment (whether in or outside the workplace), or (iii) any personal injury or property damage resulting from the use, release, storage, disposal, emission, handling, discharge, transport, treatment, manufacturing, of any Hazardous Material;

(g) There are not any pending or threatened claims against the Company or either of Subsidiaries by any governmental authority, private land owner, or other person, or any Liens on the assets of the Company or any of the Subsidiaries, that arise under or pursuant to any Environmental Law;

(h) Neither the Company nor either of the Subsidiaries has received from any governmental authority, private land owner, or other person, and no other person for whose conduct the Company or either of the Subsidiaries are legally responsible has received, any written claim, order, notice, inquiry, warning, citation, complaint, directive, summons, or other communication that relates to Hazardous Materials or any alleged, actual, or potential obligation to undertake or bear the cost of any liabilities arising under any Environmental Law;

(i) No person for whose conduct the Company or either of the Subsidiaries is legally responsible is in violation of any Environmental Law or has any liability, obligation, or financial contingency of any kind arising under any Environmental Law;

(j) The Company and each of the Subsidiaries have been issued, and will maintain in full force and effect through the Closing Date, every Governmental Authorization required with respect to (i) air emissions, (ii) noise emissions, (iii) discharges of surface water or groundwater, (iv) solid or liquid waste disposal of Hazardous Materials, and (v) compliance with any other Environment Law;

(k) All Hazardous Materials used, stored, emitted, handled, treated, released, disposed, generated, processed, discharged, transported, or manufactured on, under, or near the Property by the Company, either of the Subsidiaries, or any other person have been used, stored, emitted, handled, treated, released, disposed, generated, processed, discharged, transported, and manufactured in compliance with all applicable Environmental Laws, and the Property (and any other property ever used by the Company, either of the Subsidiaries, or any predecessor of the Company or a Subsidiary) have never been used as a dump, landfill, disposal area, or storage site (whether permanent or temporary) for any Hazardous Materials;

(l) There is not, and never has been, any well, septic system, subsurface disposal systems or any above-ground or underground storage tanks or surface impoundments on, in, or under of the Property or any surface water on the Property, and none of the Company, the Subsidiaries, or any predecessor of the Company or a Subsidiary, has ever used a subsurface disposal system or any above-ground or underground storage tanks or surface impoundment located on any other property;

(m) There are not any wetlands (within the meaning of any Environmental Law) located on any part of the Property, there are no pipes or pipelines for the storage or transportation of Hazardous Materials, including heating oil, fuel oil, gasoline, and other petroleum products (whether those pipes or pipelines are closed, abandoned, or in operation), and all sewage from the Property is properly and legally discharged into the public sanitary sewer system;

(n) There are not any negotiations or agreements pending or planned between any governmental authority and the Company or either of the Subsidiaries relating to any Environmental Law or any assessment or remediation of any pollution or contamination;

(o) The Company has furnished to Investor or Phillips accurate and complete copies of all environmental tests, studies, and reports pertaining to the Property and the improvements on the Property that have been procured by it or were procured by any other person and are under its control or custody or otherwise available to it; and

(p) The Property is not contaminated by any Hazardous Material, and no Hazardous Materials have ever been spilled, leaked, released, emitted, discharged, or otherwise disposed on the Property in violation of any Environmental Law.

20. Depositaries. Attached as Schedule H to this Disclosure Schedule is a list of each bank, financial institution, or similar entity in which the Company or any Subsidiary maintains an account, lock box, or safe deposit box, together with the names of all authorized signatories.

21. Subsequent Events. Since April 30, 2001, there has not been any of the following:

(a) a materially adverse change in the assets, liabilities, or business of the Company or either of the Subsidiaries;

(b) any act, event, or omission described in clauses (i) - (xxviii) of section 5.3(n) of the Stock Purchase Agreement;

(c) any loss, damage, or destruction of any assets of the Company or either of the Subsidiaries, whether or not covered by insurance, that has not been repaired or replaced with property of equal or greater value, quality, and utility;

(d) a breach of any material lease, contract, agreement, promissory note, or other instrument pertaining to the Business; or

(e) enter into any contract providing for any of the foregoing or otherwise agree to do, or acquiesce in, any of the foregoing.

22. Adverse Plans or Information. None of the Company, the Subsidiaries, or the Managing Shareholders knows of any adverse fact, event, condition, or contingency, including knowledge of a contractual obligation, a requirement of law, a contemplated change in any law, any action contemplated by a competitor, any action or proposed action by a court or governmental authority, or any natural or artificial condition, that has or in the future reasonably could be expected to have a material adverse effect on the Company or a Subsidiary or that could render more costly or impair, prohibit, adversely affect, or interfere with the conduct of the Business.

23. Conversion of Notes payable. Schedule I sets out a list of all promissory notes that have been converted in shares of the Common Stock of the Company at a rate of US $0.75 per share of Common Stock.

DATED SEPTEMBER,__, 2001.

SAILTECH INTERNATIONAL, INC.
2964 63rd Avenue East
Bradenton, Florida 34203

Per:_____________________________
Gunter Richtler, President (Seal)

________________________________
W. Barry Girling, Secretary

SAILTECH DESIGN, INC. (Florida)
2964 63rd Avenue East
Bradenton, Florida 34203

Per:_____________________________
Gunter Richtler, President (Seal)

________________________________
_________________, Secretary

SAILTECH DESIGN, INC. (B.C.)
1040-609 Granville Street
Vancouver, B.C.
V7Y I 1G5 CANADA

Per_____________________________
Gunter Richtler, President (Seal)

_______________________________
_________________, Secretary

GUNTER RICHTLER
#209-230 Ash Street
New Westminster, B.C.
V3M 3M3 CANADA

_______________________________
Gunter Richtler
W. BARRY GIRLING
200-580 Hornby Street
Vancouver, B.C.
V6C 3B6 CANADA

_______________________________
W. Barry Girling